Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
 www.friedfrank.com

Stuart Gelfond
Direct Line: (212) 859-8272
Fax: (212) 859-4000
Stuart.Gelfond@friedfrank.com

October 5, 2015

VIA EDGAR

H. Roger Schwall
 Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Boulder Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 6, 2015
Response Dated August 12, 2015
File No. 1-33595

Dear Mr. Schwall:

This letter provides responses of Boulder Brands, Inc. (the "Company") to the comments set forth in the letter dated September 22, 2015 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), in relation to the disclosure contained in the Company's Form 10-Q (the "2015 Form 10-Q") for the fiscal quarter ended June 30, 2015.  For your convenience, each comment of the Staff is set forth in bold/italicized text below, and the Company's response is set forth in plain text immediately beneath such comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Company Overview, page 21

1.  Please provide further clarity with regard to the known trends disclosure you have included on page 21 of your quarterly report on Form 10-Q. For example, please define the term "velocities" and explain the significance of that term as it relates to your results of operations. Also, please provide additional context surrounding your characterization of your Natural segment as "faster growing." In that regard, we note that second quarter net sales in your Natural segment decreased year-over-year.
Response:
The Company's results for the three months ended June 30, 2015 were impacted by weakness in velocities in certain categories, particularly gluten-free bread, pizza and pretzels as well as Smart Balance spreads.  Velocity can also be referred to as the turn rate (i.e. how quickly the product turns on the shelf) and is calculated as volume over a given time divided by distribution. The Company primarily uses the latest twelve weeks to understand the trend in its velocities.  The Company's management analyzes product velocities in order to assess how a category, brand and/or product is performing relative to its gains and/or losses in distribution.

Although, the Company's Natural segment second quarter net sales decreased by $1.5 million year over year, the Company's characterization of its Natural segment as "faster growing" refers to its Natural segment net sales as a percentage of the total Company's consolidated net sales.  For example, for the years ended December 31, 2014, 2013 and 2012, the Company's Natural segment net sales represented 61%, 51% and 33%, respectively, of the total Company's consolidated net sales.  In the six months ended June 30, 2015, the Company's Natural segment net sales represented 64% of the total Company's consolidated net sales.  Gross margins are lower in the Company's Natural segment and as such if the Natural segment continues to account for a greater percentage of the total Company's consolidated net sales, it will have a negative impact on overall total Company gross margins.

The Company will provide these clarifications describing what is meant by velocities, faster growing or similar terms, to the extent such terms are used in future filings.
Results of Operations, page 22

2.  We note your response to comment two from our letter dated July 30, 2015 that your disclosure now quantifies the impact price and volume changes had on each of your segments' net sales. Please expand your discussion further to discuss the underlying factors that contributed to the volume and price changes. Refer to Section 501.12b.4 of the Financial Reporting Codification for additional guidance.
Response:
Net sales of the Company's Balance segment decreased $12.1 million in the three months June 30, 2015 compared to the three months ended June 30, 2014.  Volume and price decreases resulted in a decrease in net sales of $10.1 million and $2.3 million, respectively.  Volume declines in the Company's Balance segment were primarily related to a decline in the overall spreads category as well as consumption declines noted on Smart Balance products as a whole.  The price decreases were primarily related to the Company's spreads category and were aimed at lowering the Company's everyday average price.
Net sales of the Company's Natural segment decreased $1.5 million in the three months ended June 30, 2015 compared to the three months ended June 30, 2014.  The decrease in net sales primarily related to increases in trade promotions, slotting and coupon expense totaling $2.1 million, as well as the impact of foreign currency translation of $1.0 million, partly offset by the positive impact of pricing of $2.2 million.  The positive impact of pricing was primarily derived from the Company's Udi's brand and specifically on Udi's bread products where the Company enacted certain price increases to help offset increases in commodity costs (mainly egg whites).  Volumes were relatively flat.

In future filings, the Company will provide additional analysis describing the reasons underlying changes in volume and price to the extent the changes are material and determinable.

3.  We note your effective income tax rate has significant variability between the periods presented. Please expand your discussion to provide investors with additional insight into the material factors impacting your effective tax rate for the three and six months ended June 30, 2015. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.
Response:

The Company estimates its annual effective income tax rate at the end of each quarterly period.  This estimate takes into account the mix of expected income (loss) before income taxes by tax jurisdiction and enacted changes in tax laws.  The Company's quarterly tax provision and quarterly estimate of the annual effective tax rate is subject to significant volatility due to several factors including, but not limited to, having to forecast income (loss) before income taxes by jurisdictions for the full year prior to the completion of the full year, changes in non-deductible expenses, jurisdictional mix of the Company's income, non-recurring and impairment charges, as well as the actual amount of income (loss) before income taxes.  For example, the impact of non-deductible expenses on the Company's effective tax rate is greater when income (loss) before income taxes is lower.  To the extent there are fluctuations in any of these variables during any given period, the provision for income taxes will vary accordingly.  The Company's provision for income taxes for the three months ended March 31, 2015 was $1.2 million and for the three months ended June 30, 2015 the benefit for income taxes was $7.6 million.  The change from the three months ended March 31,  2015 to three months ended June 30, 2015 was primarily due to a decrease in income (loss) before income taxes and the changes in the jurisdictional mix of where income was earned/loss was generated.  The Company's income before income taxes in the three months ended March 31, 2015 was $3.1 million and loss before income taxes in the three months ended June 30, 2015 was $11.2 million.  During the second quarter, the Company updated its full year estimates to reduce its estimate of annual income before income taxes by an amount significant to the Company's effective tax rate.  This decrease has a significant impact on the Company's quarterly tax provision and primarily related to items which would not have been planned for or known when the three months ended March 31, 2015 provision was calculated.  These items primarily related to restructuring type charges, impairment charges associated with the Company's Level Life brand and other non-recurring type charges associated with the Company's announcement in early August 2015 to explore strategic alternatives to enhance shareholder value.  Permanent differences had a greater impact on the Company's effective tax rate during the second quarter of 2015 due to the decrease in estimated annual pretax income from the first quarter of 2015 to the second quarter of 2015.

In future filings, the Company will include a description of the factors that impact its effective tax rate to the extent material.
The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8272 with any questions.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

Cc:	Jenifer Gallagher (Securities & Exchange Commission)
Kim Calder (Securities & Exchange Commission)
Parhaum J. Hamidi (Securities & Exchange Commission)
Laura Nicholson (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Tim Kraft (Boulder Brands, Inc.)
Christina Calabrese (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)